

04 FEB 12 ☐ 7: 21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**12 February 2004**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**4 pages (including cover sheet)**

SUPPL

Goodman Finance Limited Five Year Capital Notes

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
04012783
FEB 19 2004
THOMSON
FINANCIAL

Attach:



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

12 February 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited Five Year Capital Notes

I attach a copy of an announcement made to the New Zealand Exchange Limited today
by a wholly owned subsidiary of the Company, Goodman Finance Limited, in relation to
an interest payment to holders of the Five Year Capital Notes.

The Five Year Capital Notes are one of two series of NZ$212,500,000 Capital Notes,
which were issued by Goodman Finance Limited from 5 May 2003 to 27 June 2003.

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

12 February 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited Five Year Capital Notes

Please find attached the Appendix 7 pursuant to Listing Rule 7.12.2 in relation to the next interest payment to be made to holders of the Five Year Capital Notes.

The Five Year Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27 June 2003.

Yours faithfully

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl.

APPENDIX 7 - NZX CONDUCT RULES

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

TO FAX ++64-4-473-1470

Number of pages including this one
(Please provide any other relevant
details on additional pages)

Full name of Issuer	GOODMAN FINANCE LIMITED

Name of officer authorised to make this notice	HELEN GOLDING	Authority for event, e.g. Directors' resolution	The Capital Notes Trust Deed dated 30 April 2003

Contact phone number	(612) 9259 1371	Contact fax number	(612) 9247 3272	Date	12 / 02 / 2004

Nature of event
Tick as appropriate

Bonus Issue ☐	If ticked, state whether:	Taxable ☐	I Non Taxable ☐	Conversion ☐	Interest ☒	Rights Issue Renouncable ☐
Rights Issue non-renounceable ☐	Capital change ☐	Call ☐	Dividend ☐	If ticked, state whether: Interim ☐	Full Year ☐	Special ☐

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form.*

Description of the class of securities	FIVE YEAR CAPITAL NOTES	ISIN	NZGFLD 0001S0 *If unknown, contact NZX*

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class.*

Description of the class of securities	N/A	ISIN	N/A *If unknown, contact NZX*

Number of Securities to be issued following event	N/A	Minimum Entitlement	N/A	Ratio, e.g ① for ②	☐ for ☐

Conversion, Maturity, Call Payable or Exercise Date	N/A *Enter N/A if not applicable*	Treatment of Fractions	N/A
Strike price per security for any Issue in lieu or date Strike Price available.	N/A	Tick if pari passu ☐ OR provide an explanation of the ranking	N/A

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

	In dollars and cents		
Amount per security	9.75% INTEREST RATE	Source of Payment	N/A
Currency	NZD	Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents: $ N/A
Total monies	4,233,547.50		Date Payable: N/A

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	N/A	Credits (Give details)	$ N/A

Timing *(Refer Appendix 8 in the Listing Rules)*

Record Date 5pm For calculation of entitlements - must be the last business day of a week	Friday 27 February 2004	**Application Date** Also. Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	15/03/2004 - interest payable
Notice Date Entitlement letters, call notices, conversion notices mailed	N/A	**Allotment Date** For the issue of new securities. Must be within 5 business days of record date.	N/A

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code:

